Mail Stop 4561

July 30, 2009

Michael Young, President
Intelimax Media Inc.
2320-555 West Hastings Street
Vancouver, British Columbia, V6B 4N4; CANADA

> **Re:** **Intelimax Media Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 17, 2009**
> **File No. 333-159963**

Dear Mr. Young:

We have reviewed your filing and have the following comments. References to prior comments refer to those contained in our comment letter dated July 9, 2009.

General

1.   It appears that the information called for by Part II of Form S-1 (Information Not Required in Prospectus) is provided beginning on page 54 of your registration statement. Please indicate that this is the case by adding a heading that reads "Part II" above the relevant disclosure. In addition, please insert the item numbers for each of the items called for by Part II of Form S-1 (*i.e.*, Items 13 through 17). For example, the heading at the top of page 54 should read: "Item 13. Other Expenses of Issuance and Distribution." See Rule 404(d) under the Securities Act of 1933.

2.   In addition, please confirm that the portion of your registration statement to be delivered to investors in satisfaction of the prospectus delivery requirements in connection with the offering will consist of the information called for by Part I of Form S-1, which begins with the heading "Prospectus" on page 2 and ends at the end of page 53 in your amended filing. See Rule 404(c) under the Securities Act. In this regard, to avoid confusion, please revise the table of contents for your prospectus on page 3 to remove references to the Part II items and the signature section of the registration statement, as they are not part of the prospectus that will be delivered to investors.

Prospectus Cover Page

3.   The prospectus cover page states that your common stock is quoted on the OTC
        Bulletin Board under the symbol "CICR.OB." Please revise to reflect the new
        symbol of the company's common stock.

Prospectus Summary, page 3

4.   In order to provide context for the ensuing description of your business, please
        disclose in the first paragraph under the heading "Our Business" in the summary
        that you are a development stage company that has generated only nominal
        revenues and has had limited operations to date, as you state elsewhere in your
        filing.

5.   We note the revisions you have made to your filing in response to prior comment
        1 relating to the status of the company's business and what remains to be
        accomplished in order for the company to generate more than nominal revenues.
        However, the description of your business provided in this section does not make
        clear the significance of the events or circumstances that may prevent
        accomplishment of your business objectives. As examples only, we note the
        following statements:

   •   With respect to your plans to expand your subscriber and visitor base for
        Gamboozle.com: "Gamboozle.com is currently online and fully functional.
        Minor improvements are required to allow for paid subscriptions and
        development of enhanced social interaction tools;" and

   •   With respect to your plans to generate revenue from ClimateSeek.com: "If we
        attract sufficient users we will be able to create revenue through advertising
        placed by third party service providers and our 'Pay-Per-Click' Internet search
        software. Additionally, we anticipate that in the future ClimateSeek.com will be
        used for the online purchase and sale of carbon credits."

        Please ensure that claims regarding future achievements are balanced with
        disclosure that clarifies the significance of the challenges faced by the company in
        connection with accomplishing the stated objectives. For example, with respect
        to the above-cited examples, we note the disclosure elsewhere in your filing that
        you may not have sufficient capital resources to execute on your business plan,
        and that Gamboozle.com and ClimateSeek.com face significant competition for
        users and subscribers in their respective markets.

                                         ***

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730 if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile at (604) 632-1730
        Conrad Malek, Esq.
        Chris Little, Esq.
        Bacchus Law Corporation